3650 Wesbrook Mall Vancouver, BC V6S 2L2 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE         TSX: COM

CARDIOME PHARMA CORP. ENTERS INTO AN AGREEMENT FOR A $20.0 MILLION BOUGHT DEAL

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

Vancouver, September 4, 2003 – Cardiome Pharma Corp. (TSX:COM, OTCBB:COMRF) (“Cardiome” or the “Company”), today announced that it has entered into a bought deal agreement with a syndicate of underwriters led by Orion Securities Inc. and Sprott Securities Inc., and including First Associates Investments Inc., Raymond James Ltd., and Research Capital Corporation. Under the agreement, the syndicate has agreed to purchase 3,810,000 common shares (“Common Shares”) at a price of $5.25 per Common Share, resulting in gross proceeds to the Company of $20,002,500. In addition, the underwriters will have the option, exercisable for a period of 30 days after Closing, to acquire up to an aggregate of 571,500 additional Common Shares at the offering price to cover over-allotments, if any. The net proceeds from the offering will be used to fund clinical trials and for general corporate purposes. The offering is expected to close on or about September 23, 2003.

The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals.

THE COMMON SHARES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS ABSENT U.S. REGISTRATION OR AN APPLICABLE EXEMPTION FROM U.S. REGISTRATION REQUIREMENTS.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. Cardiome has three late stage clinical drug programs focused on atrial arrhythmias, congestive heart failure, and hyperuricemia (gout).

Cardiome’s lead antiarrhythmic product, RSD1235, is an acute-use, intravenous administration treatment for atrial fibrillation (AF). RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of atrial fibrillation. This unique mechanism of action of RSD1235 combined with supportive preclinical and clinical data suggests that RSD1235 may be able to effectively treat atrial arrhythmia with a high margin of safety. Cardiome’s lead product in the congestive heart failure area is oxypurinol, a novel therapy in treating the disease. Cardiome also plans to develop oxypurinol as a treatment of gout for patients who are intolerant to allopurinol, the first-line therapy for gout.

Cardiome is traded on the Toronto Stock Exchange (COM). Further information about Cardiome can be found at: www.cardiome.com.

ON BEHALF OF THE BOARD

“Robert Rieder”

President & Chief Executive Officer

For more information:

Cardiome Pharma Corp.
Doug Janzen, Chief Financial Officer
T:   (604) 677-6905 ext. 110
E:   djanzen@cardiome.com